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                                                                     Exhibit 8.2

                           [BROWN RUDNICK LETTERHEAD]

                                                  As of December 2, 1999


Vivid Technologies, Inc.
10E Commerce Way
Woburn, MA 01801

         RE:  ACQUISITION OF VIVID TECHNOLOGIES, INC. BY PERKINELMER, INC.

Ladies and Gentlemen:

         This opinion is being delivered to you in connection with the filing of a registration statement (the "Registration Statement") on Form S-4, which includes the Proxy Statement/Prospectus relating to the Agreement and Plan of Merger dated as of October 4, 1999, by and among PerkinElmer, Inc. ("Parent"), a Massachusetts corporation , Venice Acquisition Corp. ("Subsidiary"), a Delaware corporation and wholly-owned subsidiary of Parent, and Vivid Technologies, Inc., a Delaware corporation ("Company") relating to the acquisition of all of the issued and outstanding stock of Company ("the Merger Plan"). Except as otherwise provided, capitalized terms not defined herein have the meanings ascribed to them in the Merger Plan and the exhibits thereto or in the letters delivered to Brown, Rudnick, Freed & Gesmer by Parent and the Company containing certain facts and representations of Parent and Company relevant to this opinion (the "Representation Letters").

         In rendering this opinion, we have reviewed and relied upon the Merger Plan, the Registration Statement and the exhibits thereto, the Representation Letters and such other documents as we have deemed necessary in rendering this opinion. We have assumed the authenticity of original documents, the accuracy of copies, that any party executing any document upon which we have relied has the legal capacity to sign such document and that all signatures on such documents are genuine.

         We have assumed that all parties to the Merger Plan and to any other documents examined by us have acted, and will act, in accordance with the terms of such Merger Plan and documents and that the Merger will be completed at the Effective Time pursuant to the terms and conditions set forth in the Merger Plan without the waiver or modification of any such terms and conditions. Furthermore, we have assumed that all representations contained in the Merger Plan, as well as those representations contained in the Representation Letters, are, and at the Effective Time will be, true and complete in all material respects, and that any representation made in any of the documents referred to herein "to the best of the knowledge and belief" (or similar qualification) of any person or party is correct without such


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Vivid Technologies, Inc.
As of December 2, 1999
Page 2


qualification. Should there be any material inaccuracy in the representation contained in the Merger Plan or in Representation Letters, the tax consequences of the proposed transaction could be substantially and adversely different from those set forth in this opinion letter. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not attempted to verify independently such representations, but in the course of our representation, nothing has come to our attention that would cause us to question the accuracy thereof.

                                      FACTS

         Pursuant to the Merger Plan between Parent, Company and Subsidiary, Subsidiary will merge into the Company under the applicable provisions of Delaware law (the "Merger"), with the Company surviving the Merger. As a result of the Merger, Company will become a wholly-owned subsidiary of Parent. Company will assume no Subsidiary liabilities pursuant to the Merger Plan. No Subsidiary stock will be used as consideration in the Merger. Each issued and outstanding share of Company common stock ("Common Stock") issued and outstanding at the Effective Time (as defined in the Merger Plan) of the Merger, will be converted into the right to receive a number of shares of PerkinElmer common stock equal to the Exchange Ratio (as defined in the Merger Plan) ("Parent Common Stock"). Parent will not issue fractional shares of its Common Stock; instead, each Company stockholder who would otherwise be entitled to a fractional share of Parent Common Stock will receive cash equal to the Market Value (as defined in the Merger Plan) of such fractional share. No cash or other property will be paid to any Company stockholder in respect of such stockholder's Capital Stock, other than cash paid in lieu of fractional shares of Parent Common Stock.

         Based solely on the facts and representations and assumptions described above, it is our opinion that:

         The Merger will be treated as a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code of 1986, as amended.

         While our opinions and views expressed herein are based upon our best interpretations of existing sources of law and express what we believe a court would conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they became the subject of judicial or administrative proceedings. Furthermore, our opinions are based on existing law. No assurance can be given that legislative or administrative changes, or court decisions, which may or may not be retroactive with respect to transactions


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Vivid Technologies, Inc.
As of December 2, 1999
Page 3


completed prior to the effective dates of such changes, will not significantly affect the tax consequences to the parties. We assume no obligation to inform you of such changes. Although we believe that all of the factual assumptions and representations upon which we have relied are warranted, we can give no assurance that the Internal Revenue Service would agree.

         We express no opinion as to the tax treatment of any of the transactions described above that are not specifically addressed in the foregoing opinion. In particular, we express no opinion regarding any other federal, state, local or foreign income, estate, gift, transfer, sales, use or any other tax consequence of the Merger.

         In rendering this opinion, we have assumed that Hale & Dorr LLP has delivered, and has not withdrawn, an opinion that is substantially similar to this one.

         This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon by any other person or entity, and may not be made available to any other person or entity, without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in connection with the references to this opinion and the tax consequences of the Merger. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                        Very truly yours,



                                        BROWN, RUDNICK, FREED & GESMER


                                        /s/ Brown, Rudnick, Freed & Gesmer, P.C.
                                        ----------------------------------------
                                        BROWN, RUDNICK, FREED & GESMER, P.C.
                                        a partner